Exhibit Q

RECENT DEVELOPMENTS IN THE REPUBLIC AS OF JUNE 17, 2021

The information included in this Exhibit Q supplements the information about the Republic of Panama (the “Republic” or “Panama”) contained in Panama’s annual report for the year ended December 31, 2019, on Form 18-K filed with the Commission on September 21, 2020, and amended on September 29, 2020, on November 25, 2020 and on January 27, 2021. To the extent the information in this Exhibit Q is inconsistent with the information contained in such annual report, the information in this Exhibit Q replaces such information. Initially capitalized terms used in this Exhibit Q have the respective meanings assigned to those terms in such annual report.

Political Developments

On February 8, 2021, Judy Meana announced her departure as governor of the province of Panama, in which position she has served since April 2020. Meana also announced that she would be reinstated as deputy mayor of the district of Panama. President Cortizo appointed Carla García as the new governor of the province of Panama.

On February 24, 2021, the Attorney General, Eduardo Ulloa, presented his resignation effective on March 1, 2021. President Cortizo appointed Ulloa in January 2020 for a period of 5 years after the resignation of former Attorney General Kenia Porcell.

On March 1, 2021, Javier Caraballo was appointed as the acting Attorney General. Caraballo will remain in that position until the Cabinet Council, in consultation with the President, appoints a replacement for Eduardo Ulloa and such replacement is ratified by the National Assembly.

On March 5, 2021, President Cortizo appointed engineer Juan Ducruet as the new Director General of the Instituto de Acueductos y Alcantarillados Nacionales (“IDAAN”) to replace Guillermo Torres Díaz, who resigned from his position on January 15, 2021.

On March 5, 2021, President Cortizo appointed Federico Alfaro Boyd as chairman of the Board of Directors of Aeropuerto Internacional de Tocumen S.A. (“AITSA”). Alfaro has a degree in Science and Political Communication from the George Washington University and a law degree from Loyola University. He is currently a partner at the law firm Arias, Fabrega & Fabrega.

On April 7, 2021, the National Assembly re-elected Eduardo Leblanc to serve as Ombudsman (whose job it is to ensure the protection of constitutional and human rights of the Panamanian people) for the next five years.

On April 22, 2021, Andrés Farrugia, the General Manager of Caja de Ahorros, resigned. On April 26, 2021, President Cortizo appointed economist Juan E. Melillo as the new General Manager of Caja de Ahorros to replace Farrugia.

Recent Government Actions

COVID-19 Containment Measures

On January 12, 2021, the Government announced new containment measures to mitigate the spread of COVID-19, which included a curfew throughout the country from 9:00 p.m. until 4:00 a.m. and a total quarantine in the provinces of Coclé, Veraguas and Los Santos.

On February 12, 2021, Executive Decree No. 74 was published, modifying the national curfew hours and quarantine rules. Beginning February 15, 2021, the modified curfew hours for the entire country were set from 10:00 p.m. until 4:00 a.m. and the total quarantine was maintained on weekends. Additionally, the provinces of Panama, Panama Oeste, Coclé, Herrera, Los Santos and Veraguas were ordered to quarantine on the weekends.

On April 5, 2021, the Ministry of Health announced that the new national curfew would be from 11:00 p.m. to 4:00 a.m., as ordered by Executive Decree No. 261 of March 31, 2021.

On April 16, 2021, Executive Decree No. 485 was published, which lifted the total quarantine in the Changuinola district in the Bocas del Toro province, set the new national curfew time from 12:00 a.m. to 4:00 a.m., and allowed the reopening of bars with outdoor spaces.

On June 1, 2021, the Minister of Health, Luis Francisco Sucre, announced that, beginning June 7, 2021, the curfew in Panama City would be from 10:00 p.m. to 4:00 a.m. in order to contain an increase in COVID-19 cases.

COVID-19 vaccines

On January 20, 2021, the first 12,840 doses of Pfizer COVID-19 vaccines arrived in Panama. Between January 20, 2021 and June 1, 2021, a total of 1,167,520 doses of the Pfizer vaccine were delivered to Panama in 17 shipments, supporting the progress of the Republic’s National COVID-19 Vaccination Plan.

On February 4, 2021, the Government requested 3 million doses of Russia’s COVID-19 vaccine, Sputnik V, from the Russian Fund for Direct Investment, with the hope of receiving them in March 2021. On April 1, 2021, the National Directorate of Pharmacy and Drugs at the Ministry of Health confirmed that the Russian Sputnik V COVID-19 vaccine was approved for use in Panama. However, the Government later decided not to purchase Sputnik V COVID-19 vaccines because the developers could not deliver them within the timeframe needed by Panama.

On April 9, 2021, the National Directorate of Pharmacy and Drugs at the Ministry of Health approved the use of the “CoronavaC” COVID-19 vaccine produced by the Chinese pharmaceutical company, SinovaC. However, the Government later decided not to purchase vaccines from SinovaC because the developers could not deliver them within the timeframe needed by Panama.

On April 16, 2021, the first shipment of COVID-19 vaccines obtained through the Covax mechanism arrived in Panama. The delivery consisted of 36,000 doses of the AstraZeneca COVID-19 vaccine. On May 11, 2021, the second shipment of COVID-19 vaccines from the Covax mechanism, consisting of 74,400 doses of the AstraZeneca vaccine, arrived in Panama.

On May 22, 2021, Panama received 204,000 doses of the AstraZeneca vaccine, acquired through bilateral negotiation with AstraZeneca.

The Government is continuing to advance its National COVID-19 Vaccination Plan by making numerous vaccination centers available throughout the country’s departments. Some vaccination sites have been designated as “auto-express” centers, where residents can drive through and receive their vaccines in their vehicles. As of June 3, 2021, a total of 1,100,689 doses of COVID-19 vaccines had been administered in Panama.

Other Government Actions

On June 11, 2020, Panama’s public services regulator, ASEP, gave the order allowing construction to begin on Panama’s fourth electric transmission line to be built by ETESA. The fourth transmission line is expected to span 300 kilometers, connecting the Chiriquĺ Grande and Panamá III substations. The total estimated cost of the investment is approximately U.S.$500 million.

On September 8, 2020, the PCA announced that it expects to spend approximately U.S.$2.0 billion to develop a new water management system to increase the water supply to the Canal and the surrounding population.

Since the signing of Law No. 93 of September 19, 2019, which establishes the PPP regime, the Government has considered a number of proposals. On December 3, 2020, CABEI, together with Panama’s Minister of Public Works, announced that the North of David Corridor in the Chiriqui Province would be the first project submitted for bidding pursuant to the PPP regime. A total of U.S.$1.5 billion in PPP projects are being considered. Projects under consideration include the Constanera Road from Veracruz to Capira and the Metro Cable to San Miguelito.

On January 1, 2021, Rule No. 13-2020 of the Superintendency of Banks took effect. Rule No. 13-2020 allows banks and their customers until June 30, 2021 to work together to modify loans and other credit lines in light of economic hardships caused by the COVID-19 pandemic. Such modifications may include the granting of grace periods, maturity extensions and reductions in monthly payments, depending on each customer’s payment capability. Additionally, during this time period, modified loans will not be subject to delinquent interest charges or similar penalties, and customer credit scores will not be affected.

On January 14, 2021, the project to extend Line 1 of the Panama Metro began. Line 1 will be extended by 2.2 kilometers, from the San Isidro station to the future Villa Zaita station. The project also includes the construction of a parking garage for 800 cars. The project is expected to have an approximate cost of U.S.$204.0 million.

On January 26, 2021, the Cabinet approved the creation of the National Authority for the Attraction of Investments and Promotion of Exports (“ProPanamá”) as a vehicle to consolidate the Government’s initiatives to attract foreign direct investment and support economic reactivation and job creation.

On February 3, 2021, Fitch Ratings downgraded Panama’s investment grade rating from BBB to BBB- with a negative outlook, and on March 17, 2021, Moody’s downgraded Panama from Baa1 to Baa2 and changed its outlook from negative to stable.

As of February 19, 2021, the extension of Line 2 of the Panama Metro to the airport was 63% complete. The extension of Line 2 is expected to have an approximate cost of U.S.$88.7 million.

On February 19, 2021, the Ministry of Health and Acciona Construccion S.A. signed a contract providing for the construction of a new children’s hospital in Panama City. The construction of the children’s hospital is expected to have an approximate cost of U.S.$443 million.

On February 22, 2021, the European Union (“EU”) announced that it decided to keep Panama on its list of tax havens. Panama was added to the list in February 2020. According to the EU criteria, Panama would need to fully implement its FATF Action Plan as a prerequisite to being removed from the EU list. The government is working on the implementation of the FATF action plan.

On February 22, 2021, the HPH joint venture of Hyundai Engineering & Construction Co., POSCO and Hyundai Engineering Co. began construction of Line 3 of the Panama Metro. Line 3 is expected to have a total length of 25 kilometers, with 14 stations between Panama City and Arraiján. The project is expected to have an approximate cost of U.S.$2,800 million. Line 3 of the Panama Metro is also expected to travel through a tunnel under the Bridge of the Americas over the Panama Canal. Bids for the construction of the tunnel have not yet begun, but the project is expected to have an approximate cost of U.S.$360 million.

On February 25, 2021, the Panama Canal Authority (“PCA”) reported that it received a payment in the amount of U.S.$271.8 million from the contractor Grupo Unidos por el Canal (“GUPC”), in accordance with the final arbitral award issued by the International Chamber of Commerce on February 19, 2021 in the arbitration related to concrete failures during the construction of the third set of locks of the expansion of the Panama Canal.

On March 29, 2021, Executive Decree No. 260 was published, requiring that every person desiring to travel to Panama from a location in South America present a negative antigen or PCR COVID-19 test, taken no more than 48 hours before arrival, in order to enter. Upon arrival to Panama, all travelers must take an additional COVID-19 test. If the initial COVID-19 test taken upon arrival in Panama has a negative result, the traveler must then quarantine for five days at home or in a designated hospital hotel. On the fifth day of quarantine, the traveler must repeat the test, and if the test is negative, the traveler is no longer required to quarantine. If the initial COVID-19 test taken upon arrival in Panama has a positive result, the traveler must undergo further testing and complete a 14-day quarantine in a designated hospital hotel.

On April 6, 2021, President Cortizo signed Law No. 208, which extends tax amnesty as a financial relief measure for taxpayers affected by the COVID-19 pandemic. The tax amnesty will allow taxpayers until August 31, 2021, to make payments or payment arrangements with respect to unfulfilled tax obligations.

As of April 20, 2021, the project to extend the road between the Bridge of the Americas and Arraiján was 33.0% complete. The project is expected to have an approximate cost of U.S.$405 million.

On April 21, 2021, the United States Department of the Treasury removed 15 Panamanian corporations from its OFAC sanctions list due to their dissolution, but maintained sanctions on Abdul and Nidal Waked.

On April 23, 2021, ETESA’s general manager, Carlos Mosquera, announced that construction on the Sabanitas-Panama III transmission line is expected to begin by the end of June 2021. The Sabanitas- Panama III transmission line is expected to have an approximate cost of U.S.$88.7 million.

On April 29, 2021, Executive Decree No. 589 was published, requiring travelers entering Panama from the United Kingdom, South Africa, India or South America, to bring a proof of a negative PCR or antigen COVID-19 test, taken no more than 48 hours before arrival in Panama. Upon arrival to Panama, all travelers must take an additional COVID-19 test. If the initial COVID-19 test taken upon arrival in Panama has a negative result, the traveler must quarantine for three days and then retake a COVID-19 test. If the subsequent COVID-19 test taken in Panama has a negative result, the traveler is no longer required to quarantine. If the initial COVID-19 test taken upon arrival in Panama has a positive result, the traveler must undergo further testing and complete a 14-day quarantine in a designated hospital hotel.

On May 6, 2021, President Cortizo signed Law No. 215, which grants an amnesty period of 24 months for the payment of overdue employer contributions for employees, professional risk premiums and other employer contributions to the Social Security Fund. If employers repay at least 50% of these overdue payments during the amnesty period, they will be exempt from paying any fines, surcharges or interest on the overdue payments.

On May 7, 2021, the governments of Panama and Ecuador signed a term sheet for a partial scope preferential trade agreement. The goal for the partial scope agreement is to expand the current preferences granted within the framework of the Latin American Integration Association.

On May 19, 2021, after Colombia reopened its borders with Panama, which had been closed for more than one year due to the COVID-19 pandemic, Panama announced the temporary closure of its land, river and sea borders with Colombia to protect the progress that has been made in controlling the spread of COVID-19.

On May 25, 2021, a Guatemalan court formally authorized the extradition of Luis Enrique Martinelli Linares to the United States where he is charged with the commission of various crimes related to money laundering.

On May 26, 2021, President Cortizo gave the order to allow construction to begin on the connection of the Cinta Costera 3 roadway with the Calzada de Amador roadway. The project is expected to have an approximate cost of U.S.$44.2 million.

The Economy

In 2020, estimated GDP contraction was 17.9%, compared to 3.0% growth in 2019, mainly due to the COVID-19 pandemic and the related economic shutdown. Inflation, as measured by the average CPI with base year 2013, was negative 0.6% in the three-month period ended March 31, 2021 and was negative 1.6% in the year ended December 31, 2020.

In 2020, the transportation, storage and communications sector contracted by an estimated 6.2%, compared to 2019, primarily due to a decrease in international air operations and mobility restrictions in the regular transportation of passengers and land cargo.

In 2020, mining activities increased by 34.1%, compared to 2019, representing 4.0% of GDP, due to increased exports of copper concentrate.

In 2020, the construction sector contracted by 51.8%, compared to 2019, reflecting a contribution of 9.5% of GDP, primarily due to a decline in construction of residential and non-residential buildings and the completion of investments in large private projects.

In 2020, the financial intermediation sector contracted by 1.5%, compared to 2019, and representing 8.7% of GDP. The contraction in the financial intermediation sector was attributable mainly to lower performance of the banking sector.

The manufacturing sector contracted by 22.0% in 2020 compared to 2019, representing 4.7% of GDP in 2020. The contraction in the manufacturing sector was primarily due to a decrease in the production of meat and poultry products and in cane sugar. The agricultural sector grew by 3.0% in 2020 compared to 2019, representing 2.6% of GDP in 2020. Growth in the agricultural sector was primarily due to an increase in the production of rice, corn and bananas. The fisheries sector grew by 12.2% in 2020 compared to 2019, representing 0.4% of GDP in 2020. The growth in the fisheries sector was primarily due to an increase in the catch and export of frozen and fresh fish. The commerce, hotels and restaurants sector contracted by 23.3% in 2020 compared to 2019, representing 18.7% of GDP in 2020. Contraction in the commerce, hotels and restaurants sector was primarily due to the COVID-19 pandemic and the related economic shutdown.

The Central Government’s preliminary current savings for the three-month period ended March 31, 2021 registered a deficit of U.S.$609.6 million (1.1% of nominal GDP) compared to a deficit of U.S.$418.5 million for the same period in 2020 (0.8% of nominal GDP). The Central Government’s overall deficit increased to U.S.$1,212.5 million in the three-month period ended March 31, 2021 (2.1% of nominal GDP) compared to a deficit of U.S.$1,179.5 million for the same period in 2020 (2.2% of nominal GDP).

The Central Government’s current savings registered a deficit of U.S.$1,379.9 million in 2020, approximately 2.6% of preliminary 2020 GDP and a 249.9% decrease compared to a surplus of U.S.$920.4 million in 2019. The Central Government’s overall balance in 2020 registered a deficit of approximately U.S.$4.9 billion (9.1% of nominal GDP), an increase of 76.9% compared to a deficit of approximately U.S.$2.8 billion (4.1% of nominal GDP) in 2019, in part due to a 22.1% decrease in current revenues. The Central Government’s total revenues for 2020 were U.S.$6,627.1 million, a 22.0% decrease compared to U.S.$8,496.6 million 2019. In 2020, capital expenditures were U.S.$3,521.6 million, a 4.6% decrease compared to U.S.$3,692.0 million in 2019.

The preliminary fiscal deficit of U.S.$992.1 million for the non-financial public sector deficit for the three-month period ended March 31, 2021, represented an increase of U.S.$158.0 million over the deficit of U.S.$834.1 million registered for the same period of 2020. Total non-financial public sector expenditures for the three-month period ended March 31, 2021 were U.S.$3,563.2 million, an increase of U.S.$262.1 million (7.9%) from U.S.$3,301.2 million for the same period in 2020. Total revenues of the non-financial public sector for the three-month period ended March 31, 2021 were U.S.$2,571.2 million, an increase of U.S.$104.1 million (4.2%) from U.S.$2,467.1 million for the same period of 2020.

On the expenditure side, non-financial public sector capital expenses totaled U.S.$679.4 million for the three-month period ended March 31, 2021, a decrease of U.S.$47.8 million compared to U.S.$727.1 million during the same period of 2020. Non-financial public sector current expenses (excluding interest payments) during the three-month period ended March 31, 2021 amounted to U.S.$2,372.4 million, a U.S.$264.8 million (12.6%) increase from U.S.$2,107.6 million during the same period of 2020. On the revenue side, tax revenue to the Central Government during the three-month period ended March 31, 2021 was U.S.$1,046.5 million, a decrease of U.S.$87.0 million (7.7%) from U.S.$1,133.7 million for the same period of 2020, while non-tax revenue was U.S.$436.5 million, an increase of U.S.$142.0 million (48.4%) from U.S.$294.2 million for the same period in 2020. Capital revenue to the Central Government during the three-month period ended March 31, 2021 was U.S.$2.0 million.

In 2020, Panama’s non-financial public sector balance registered a deficit of approximately U.S.$5,350.4 million (10.0% of nominal GDP), an increase of 179.6% compared to a deficit of approximately U.S.$1,913.3 million in 2019 (2.9% of nominal GDP), in part due to a 6.6% increase in current expenditures. The non-financial public sector had total revenues of U.S.$9,761.0 million during 2020, a 21.2% decrease compared to U.S.$12,382.8 million in 2019, mainly due to a decrease in the Central Government’s current revenues. Current savings for the non-financial public sector registered a deficit of U.S.$1,569.6 million in 2020, a 190.2% decrease compared to a surplus of U.S.$1,739.6 million in 2019.

TABLE NO. 2

Inflation

(percentage change from previous period) (1)

	2016	2017	2018	2019	2020
Annual Percentage Change:
Consumer Price Index	0.7%	0.9%	0.8%	(0.4)%	(1.6)%
Wholesale Price Index:	(0.8)	—	—	—	—
Imports	(2.4)	—	—	—	—
Industrial products	(0.1)	—	—	—	—
Agricultural products	2.8	—	—	—	—

(1)	The CPI inflation base year is 2013

Note: Totals may differ due to rounding.

Source: Office of the Comptroller General.

The following tables set forth Panama’s GDP, including sectoral origin (in dollars and as a percentage of GDP) and percentage change from 2016 to 2020:

TABLE NO. 3

Gross Domestic Product

	2016 (R)	2017 (R)	2018 (P)	2019 (E)	2020 (E)
Gross Domestic Product in chained volume measure (millions of dollars)(1)	$38,178.2	$40,312.8	$41,763.3	$43,032.8	$35,308.7
% Change over Previous Year	5.0%	5.6%	3.6%	3.0%	(17.9)%
Gross Domestic Product in nominal prices (millions of dollars)	$57,907.7	$62,202.7	$64,928.3	$66,787.9	$52,938.1
% Change over Previous Year	7.1%	7.4%	4.4%	2.9%	(20.7)%

Note: Totals may differ due to rounding.

(R)	Revised figures.
(P)	Preliminary figures.
(E)	Estimated figures.
(1)	Figures are based on 2007 constant dollars.

Source: Office of the Comptroller General.

TABLE NO. 4

Sectoral Origin of Gross Domestic Product

(in millions of dollars)(1)

	2016 (R)	2017 (R)	2018 (P)	2019 (E)	2020 (E)
Primary Activities:
Agriculture	$780.6	$789.8	$818.0	$899.3	$926.1
Fisheries	161.0	162.1	158.6	125.3	140.6
Mining	664.9	718.6	739.0	1,043.9	1,400.2
Total	$1,606.4	$1,670.5	$1,715.6	$2,068.5	$2,466.9
Industrial Activities:
Manufacturing	$2,084.5	$2,139.1	$2,160.6	$2,137.6	$1,667.4
Construction	6,226.5	6,743.8	6,963.8	6,971.8	3,356.9
Total	$8,311.0	$8,882.9	$9,124.3	$9,109.4	$5,024.3
Services:
Public utilities	$1,549.0	$1,662.6	$1,697.7	$1,775.9	$1,672.1
Commerce, restaurants and hotels	7,950.2	8,223.9	8,459.5	8,613.0	6,602.5
Transportation, storage and communications	4,820.4	5,368.2	5,671.1	6,029.6	5,652.9
Financial intermediation	2,811.4	2,937.6	3,040.8	3,126.0	3,078.2
Real estate	5,210.9	5,345.3	5,489.4	5,596.4	4,727.5
Public administration	1,245.0	1,393.6	1,505.2	1,608.2	1,863.1
Other services	3,042.1	3,155.1	3,405.1	3,537.3	3,237.5
Total	$26,629.1	$28,086.3	$29,268.9	$30,286.3	$26,833.7
Plus Import Taxes(2)	1,692.3	1,763.9	1,778.6	1,761.6	1,174.1
Less Imputed Banking Services	—	—	—	—	—
Gross Domestic Product in chained volume measure(3)	$38,178.2	$40,312.8	$41,763.3	$43,032.8	$35,308.7

Note: Totals may differ due to rounding.

(R)	Revised figures.
(P)	Preliminary figures.
(E)	Estimated figures.
(1)	Figures are based on 2007 constant dollars and include the Central Government, CSS and consolidated agencies. Figures do not include the PCA or CFZ.
(2)	Including value-added tax.
(3)

The discrepancy between each total and the sum of its components is due to statistical differences originating from utilization of moving base price structures, in accordance with the suggested methodology from the SNA 1993.

Source: Office of the Comptroller General.

TABLE NO. 5

Percentage Change from Prior Year for

Sectoral Origin of Gross Domestic Product (percentage change)(1)

	2016 (R)	2017 (R)	2018 (P)	2019 (E)	2020 (E)
Primary Activities:
Agriculture	3.6%	1.2%	3.6%	9.9%	3.0%
Fisheries	(11.1)%	0.6%	(2.2)%	(21.0)%	12.2%
Mining	8.1%	8.1%	2.8%	41.3%	34.1%
Total	3.6%	4.0%	2.7%	20.6%	19.3%
Industrial Activities:
Manufacturing	1.1%	2.6%	1.0%	(1.1)%	(22.0)%
Construction	8.0%	8.3%	3.2%	0.1%	(51.9)%
Total	6.2%	6.9%	2.7%	(0.2)%	(44.8)%
Services:(2)
Public utilities	10.2%	7.3%	2.1%	4.6%	(5.8)%
Commerce, restaurants and hotels	3.8%	3.4%	2.9%	1.8%	(23.3)%
Transportation, storage and communications	1.8%	11.4%	5.6%	6.3%	(6.2)%
Financial intermediation	7.3%	4.5%	3.5%	2.8%	(1.5)%
Real estate	3.5%	2.6%	2.7%	2.0%	(15.5)%
Public administration	13.9%	11.9%	8.0%	6.8%	15.9%
Other services	5.2%	3.7%	7.9%	3.9%	(8.5)%
Total	4.7%	5.5%	4.2%	3.5%	(11.4)%
Plus Import Taxes(3)	6.0%	4.2%	0.8%	(1.0)%	(33.4)%
Less Imputed Banking Services	—	—	—	—	—
Gross Domestic Product in chained volume measure	5.0%	5.6%	3.6%	3.7%	(17.9)%

Note: Totals may differ due to rounding.

(R)	Revised figures.
(P)	Preliminary figures.
(E)	Estimated figures.
(1)	Figures are based on 2007 constant dollars.
(2)	Panama Canal and CFZ figures are not based on 2007 constant dollars and are therefore not included in this table.
(3)	Including value-added tax.

Source: Office of the Comptroller General

TABLE NO. 6

Sectoral Origin of Gross Domestic Product

(as percentage of GDP)(1)

	2016 (R)	2017 (R)	2018 (P)	2019 (E)	2020 (E)
Primary Activities:
Agriculture	2.0%	2.0%	2.0%	2.1%	2.6%
Fisheries	0.4%	0.4%	0.4%	0.3%	0.4%
Mining	1.7%	1.8%	1.8%	2.4%	4.0%
Total	4.1%	4.2%	4.2%	4.8%	7.0%
Industrial Activities:
Manufacturing	5.5%	5.3%	5.2%	5.0%	4.7%
Construction	16.3%	16.7%	16.7%	16.2%	9.5%
Total	21.8%	22.0%	21.9%	21.2%	14.2%
Services (2)
Public utilities	4.1%	4.1%	4.1%	4.1%	4.7%
Commerce, restaurants and hotels	20.8%	20.4%	20.3%	20.0%	18.7%
Transportation, storage and communications	12.6%	13.3%	13.6%	14.0%	16.0%
Financial intermediation	7.4%	7.3%	7.3%	7.3%	8.7%
Real estate	13.7%	13.3%	13.1%	13.0%	13.4%
Public administration	3.3%	3.5%	3.6%	3.7%	5.3%
Other services	8.0%	7.8%	8.2%	8.2%	9.2%
Total	69.9%	69.7%	70.2%	70.3%	76.0%
Plus Import Taxes(3)	4.4%	4.4%	4.3%	4.1%	3.3%
Less Imputed Banking Services	—	—	—	—	—
Gross Domestic Product in chained volume measure(4)	100.0%	100.0%	100.0%	100.0%	100.0%

Note: Totals may differ due to rounding.

(R)	Revised figures.
(P)	Preliminary figures.
(E)	Estimated figures.
(1)	Figures are based on 2007 constant dollars.
(2)	Including value-added tax.
(3)	Panama Canal and CFZ figures are not based on 2007 constant dollars and are therefore not included in this table.
(4)

The discrepancy between each total and the sum of its components is due to statistical differences originating from utilization of moving base price structures, in accordance with the suggested methodology from the SNA 1993.

Source: Office of the Comptroller General.

Structure of the Panamanian Economy

Principal Sectors of the Economy

Service Sector. The Panamanian economy is based primarily on the service sector, which represented 65.8% of GDP in 2020. Services include real estate; transportation, storage and communications; commerce, restaurants and hotels; financial intermediation; public administration; the Panama Canal; the CFZ; and public utilities. While the commerce sector, real estate sector and transportation sector represent significant percentages of real GDP (estimated to be 18.7%, 13.4% and 16.0%, respectively, of real GDP in 2020), the Panamanian economy is distinguished by the economic benefits generated by the Panama Canal and the CFZ.

Commerce. Commerce — which includes wholesale and retail activities as well as restaurants and hotels — is the largest component of the service sector and represented an estimated 18.7% of real GDP in 2020. In 2020, commerce activities decreased 23.3% compared with the same period of 2019, as most wholesale and retail activities were affected by the COVID-19 pandemic as a result of mobility limitations and business closures. In 2020, the restaurants and hotels sector decreased 55.8% due to the closure of air and land borders to prevent the spread of COVID-19.

Transportation and Communications. The transportation and communications sector, which includes ports, airports, railways and telecommunications and is the second largest component of the service sector, has been an important component of the Panamanian economy in recent years. It represented an estimated 16.0% of real GDP in chained volume measure in 2020.

Real Estate. The third largest component of the service sector is real estate, which consists of rental income and the imputed rental value of real estate that is occupied but not rented. Real estate represented an estimated 13.4% of GDP in chained volume measure in 2020.

Financial Services. The financial services sector represented an estimated 1.2% of GDP in chained volume measure in 2020. An important component of the sector’s contribution to GDP is attributable to the banking sector, which, as of March 2021, consisted of two (2) state-owned banks (Banco Nacional de Panama (“BNP”) and Caja de Ahorros) and 65 private banks. The banking sector includes general license banks, international license banks, and foreign banks with representative offices. As of March 31, 2021, banking sector assets and deposits totaled approximately U.S.$129.2 billion and U.S.$95.3 billion, respectively.

Colón Free Zone. For 2020, CFZ value added (implied by the value of re-exports minus the value of imports) decreased to an estimated U.S.$815.0 million, compared to U.S.$1,185.2 million in the same period of 2019.

Panama Canal. In the PCA’s 2020 fiscal year, canal transits decreased to 13,369 transits from 13,785 transits in 2019, while cargo tonnage increased to 255.8 million long tons from 253.0 million long tons in 2019. According to the PCA, toll revenues for fiscal year 2020 reached U.S.$2,663.0 million, an increase of 2.7% compared to U.S.$2,593.0 million in fiscal year 2019, representing 4.4% of Panama’s estimated GDP for 2020 measured in nominal dollars.

Industrial Sector. After the service sector, the next largest segment of the economy consists of the industrial activities of manufacturing and construction, collectively representing an estimated 14.2% of GDP in chained volume measure in 2020.

Manufacturing represented an estimated 4.7% of GDP in chained volume measure in 2020. Manufacturing is principally geared to the production of processed foods and beverages and, to a lesser extent, clothing, chemical products and construction materials for the domestic market.

Construction activity represented an estimated 9.5% of GDP and decreased by 51.9% in 2020, due to the forced closure of construction projects during the government-decreed quarantine.

Agriculture, Fisheries and Mining Sector. The agriculture, fisheries and mining sector accounted for an estimated 7.0% of real GDP in 2020. Principal agricultural products include bananas, fish, shrimp, sugar, coffee, meat, dairy products, tropical fruits, rice, corn and beans. In 2020, the value of agricultural production (which includes fisheries production) is estimated to have increased by 4.1%. In 2020, the value of the mining sector is estimated to have increased by 34.1%, due mainly to the Cobre Panama project, which produced 205,548 tons of copper concentrate and generated gross sales of U.S.$1,455 million in 2020.

Role of the Government in the Economy

General Government current expenditures (including the Central Government, Caja de Seguro Social and consolidated agencies, but excluding state-owned financial institutions and interest payments) totaled U.S.$9.9 billion as of December 31, 2020.

The following table sets forth summary financial information on principal public sector businesses for 2020:

Selected State-Owned Enterprises (1)

2020 Financial Statistics (2)

(In millions of dollars)

	Total Assets	Capital and Reserves	Gross Revenues	Net Income	Dividends Paid to the Government
Banco Nacional de Panamá (“BNP”) (banking)	$16,872.9	962.2	361.1	125.3	62.2
Instituto de Acueductos y Alcantarillados Nacionales (“IDAAN”) (water)	$1,846.9	1,541.0	136.1	(94.6)	0.0
Empresa Nacional de Autopistas (“ENA”) (highway)	$1,008.4	247.7	97.9	(27.4)	0.0
Empresa de Transmisión Eléctrica (“ETESA”) (electricity transmission)	$1,028.0	362.0	132.5	16.4	0.0
Metro de Panamá, S.A. (railway)	$4,576.0	3,799.1	24.7	(145.1)	0.0
Aeropuerto Internacional de Tocumen (“AITSA”) (airport)	$2,182.1	562.1	173.8	48.4	0.0

Note: Totals may differ due to rounding.

(1)	All enterprises are 100% owned by the National Government.
(2)	As of and for the year ended December 31, 2020.

Source: BNP, IDAAN, ENA, ETESA, Metro de Panamá S.A. and AITSA.

In June 2012, the Government created the FAP pursuant to Law No. 38 of 2012. Audited financial statements show total assets of the fund as U.S.$1.5 billion and U.S.$1.5 billion as of December 31, 2020 and December 31, 2019, respectively. As of December 31, 2020, FAP’s international asset managers had U.S.$1.4 billion under management.

Electric Power

Pursuant to Panamanian law, the transmission company, Empresa de Transmisión Eléctrica, S.A. (“ETESA”), remains 100% state-owned. In 2020, the Government received U.S.$100.3 million of dividends from its shares in the electricity companies. AES Panama, S.A. paid U.S.$44.1 million in dividends, Enel Fortuna paid U.S.$31.3 million in dividends, ESEPSA paid U.S.$1.3 million in dividends, EDEMET paid U.S.$15.7 million in dividends, and EDECHI paid U.S.$7.8 million in dividends. ETESA, Bahia Las Minas Corp and Elektra Noreste, S.A. did not pay dividends to the Government in 2020.

ETESA is authorized by the ASEP to provide high tension electric energy transmission service to the general public under a concession contract that is valid until 2025 and that can be extended by ETESA. ETESA offers use of the transmission network with open access and regulated fees. ETESA’s electric transmission system consists of transmission lines of 230 kV and 115 kV. As of 2020, the total length of the 230 kV lines was 1,828.34 km in double circuit lines and 980.59 km in simple circuit lines, while the total length of the 115 kV lines was 146.26 km in double circuit lines and 166.07 km in simple circuit lines.

Panama currently has high electricity rates (an average of 18.18 cents per kilowatt hour for the first half of 2021), and demand for electricity in 2020 decreased at an estimated average rate of 1.8% from 2019. As of December 31, 2020, Panama had an installed generating base of 4,127.74 megawatts (“MW”), of which 1,810.32 MW (43.9%) were hydroelectric, 1,852.81 MW (44.9%) were thermoelectric, 270.0 MW (6.5%) were wind power and 194.6 MW (4.7%) were photovoltaic power. In 2020, total energy generation in the wholesale market increased 0.7% and Panama registered gross generation of 10,887.46 GWh, of which 66.4% was hydroelectric, 25.3% thermoelectric and 8.3% from renewable sources.

Telecommunications

For C&W Panama’s fiscal year ended December 31, 2020, the company paid U.S.$14.3 million in dividends to the Central Government. In its fiscal year ended December 31, 2020, C&W Panama experienced a 14.2% decrease in revenue compared to the same period in 2019, due to the impact on operations caused by the lockdown restrictions due to COVID-19.

As of December 31, 2020, the telecommunications market comprised approximately 231 operating companies and 737 companies authorized to operate telecommunication concessions. As of December 31, 2020, there were approximately 616,698 telephone lines in the country with an estimated line penetration rate of 14.4 lines per 100 inhabitants. As of December 31, 2020, there were approximately 5.7 million active cellular telephone lines.

Water.

The national water and sewage utility is IDAAN, which serves approximately 99.0% of the population for which it is responsible (which constitutes 82.0% of the total population) through its 54 water purification plants, 2 filtration galleries, 180 pumping stations, and 575 underground sources. Inefficiency in IDAAN’s operations and management, combined with leakage, has led to an estimated unaccounted-for water rate of 40.0%. Unlike INTEL and IRHE, which had generally paid dividends to the Government on an annual basis prior to privatization and required no Government funding, IDAAN has required periodic transfer payments from the Government to meet its operating and capital expenses.

Air Transportation

In 2020, AITSA handled a total of 4.5 million passengers (a 72.7% decline compared to 2019) and had 61 airlines operating at the airport. In 2020, AITSA did not declare dividends to the Central Government due to a drop in revenues as a result of closure of the airport to international flights because of the COVID-19 pandemic. After resuming international flights in October 2020, aircraft movement began increasing rapidly. AITSA estimates an average monthly growth of 27.1% in the short term, but does not expect to reach pre-pandemic levels of traffic through the airport until 2024.

Ports

In 2020, MIT handled approximately 2.66 million TEUs of cargo and containers, compared to approximately 2.54 million TEUs in 2019. In 2020, the container port in Colón moved approximately 714,441 TEUs of cargo and containers.

As of December 31, 2020, the wharf of the container terminal at Port Balboa spanned 182 hectares and there were 72 cranes (25 quay cranes and 47 rubber tired gantry cranes (“RTGs”)), while the wharf at the Port of Cristobal spanned 143 hectares and there were 49 cranes (13 quay cranes and 36 RTGs).

Banking

Collectively, BNP and Caja de Ahorros had approximately 15.5% of deposits and 14.0% of assets in the national banking system as of December 31, 2020. See “Financial System—Public Sector Banking Institutions” for more information on BNP and Caja de Ahorros. As of June 10, 2021, the Government had not announced any plans to privatize these financial institutions.

Panama Canal

During the PCA’s 2020 fiscal year ending on September 30, 2020, Canal transits decreased to 13,369 from 13,785 in fiscal year 2019, while cargo tonnage in fiscal year 2020 increased to 255.8 million long tons from 253.0 million long tons in fiscal year 2019. According to the PCA, toll revenues for fiscal year 2020 reached U.S.$2,663.0 million, an increase of 2.7% compared to U.S.$2,593.0 million in fiscal year 2019.

According to the PCA, during fiscal year 2020, approximately 475.2 million tons of cargo transited through the Canal’s locks of Cocolí and Agua Clara. Approximately 238.2 million tons (50%) transited in neopanamax ships, 206.4 million tons (44%) transited in Supertankers, 24.2 million tons (5%) transited in regular ships and 6.4 million tons (1%) transited in panamax plus ships.

On average, from the Canal’s fiscal year 2016 to fiscal year 2020, transits through the Canal decreased by 0.7% and cargo tonnage increased by 2.6%. On average, from fiscal year 2016 to fiscal year 2020, toll revenues have increased by 6.2% per annum, primarily due to an increase in toll rates. In fiscal year 2020, the PCA had a surplus of U.S.$1,710.1 million, an increase of 14.3% compared to U.S.$1,495.8 million in fiscal year 2019.

For the 2020 fiscal year, the PCA paid to the Central Government U.S.$1,824.1 million in contributions, an increase of 2.1% compared to the U.S.$1,786.4 million for the 2019 fiscal year. Of those U.S.$1,824.1 million, U.S.$542.7 million was from tolls and services, an increase of 1.5% compared to the U.S.$534.5 million for the 2019 fiscal year.

On January 22, 2021, the PCA signed memoranda of understanding with the Panama Ports Company and PSA Panama International Terminal to help optimize supply routes for the distribution of the COVID-19 vaccine and other health supplies to Latin America.

On January 27, 2021, the PCA reported that, by offering a shorter route for ships, the Panama Canal contributed to the reduction of more than 13 million tons of carbon dioxide emissions in 2020, compared to alternative routes, such as the Suez Canal, Cape Horn and Cape of Good Hope.

On February 3, 2021, the PCA reported that during January 2021 the Canal registered a new record of 58 transits of liquefied natural gas (“LNG”) vessels and 6.74 million tons of LNG, as a result of LNG’s recent boom in the energy market.

On February 17, 2021, the PCA announced that it would modify its rates for transit reservations and other maritime services to simplify the reservation system and better manage its capacity in the face of growing demand. The Canal’s transit reservation system is an optional service which allows customers to reserve transit for a specific date for an additional fee. On April 13, 2021, in response to the feedback received from customers and maritime associations on the changes to the reservation system rates, the PCA postponed the implementation date from April 15, 2021 to June 1, 2021, to allow customers more time to prepare for the changes.

On April 26, 2021, the Panama Canal began the “decarbonization” of its operations, with a goal of becoming carbon neutral by 2030. The first step in this process is the gradual conversion of its automobile fleet to electric vehicles. The Canal’s plans also include the future use of boats that utilize alternative fuels and the use of photovoltaic plants for electricity production.

The Colón Free Zone

As of December 31, 2020, approximately 2,157 companies used the CFZ service facilities for a variety of trading activities, compared to 2,180 companies as of December 31, 2019.

The CFZ has a significant impact on the Panamanian economy. From 2016 through 2020, it represented an average of 4.6% of GDP. In 2020, total imports to the CFZ were preliminarily estimated at U.S.$6.7 billion, while total re-exports were preliminarily estimated at U.S.$7.8 billion. By contrast, in 2020, Panama’s non-CFZ merchandise exports were preliminarily estimated at U.S.$1.7 billion, while non-CFZ merchandise imports were preliminarily estimated at U.S.$8.0 billion.

In 2020, the activities of the CFZ decreased by 21.9% compared to 2019, and represented 2.8% of GDP. The commercial activities of the CFZ in 2020 were greatly affected by the COVID-19 pandemic.

On November 11, 2020, a Memorandum of Intent of Agreement was signed between the CFZ and the Cobija-Bolivia Free Zone with the goal of importing new Bolivian products, as well as re-exporting goods from the Colon Free Zone to the Bolivian market.

On April 28, 2021, the Minister of Commerce and Industry, Ramón Martínez, presented to the plenary session of the Legislative Assembly a bill that adjusts the CFZ’s governing legislation (Law No. 8 of April 4, 2016). The bill proposes increased international fiscal transparency, through regulation and tracing of merchandise, with the aim of preventing money laundering, terrorist financing and financing of weapons of mass destruction.

Employment and Labor

Labor Force

Panamanian private sector workers have the legal right to join unions of their choice, subject to the unions’ registration with the Government. As of September 2020, approximately 57.5% of Panama’s private sector employees were unionized, with the construction industry union being the largest.

Social Security

In 2020, the Disability, Old Age and Death (“IVM”) program had an estimated deficit of U.S.$507.4 million.

On December 18, 2020, Law No. 191 of 2020 was published, temporarily allowing current and former public employees economically affected by the COVID-19 pandemic to receive an advance of between 50% and 70% of the funds they have saved in the Public Employees Savings Pension Capitalization System (“SIACAP”), depending on their eligibility. Current public employees may withdraw 50% of their savings if they can show that their spouse or children are unemployed. Former public employees may withdraw 50% of their savings if they can show that they are unemployed in the private sector. Current and former public employees who are within 12 months of retirement age (age 57 for women and age 62 for men) can elect to withdraw up to 70% of their savings.

On January 18, 2021, the director of the Social Security Fund (“CSS”), Enrique Lau Cortés, initiated the CSS National Dialogue, which aims to: (i) strengthen the IVM program by improving its financial situation, (ii) include informal workers in the social security system, and (iii) improve the efficiency of the CSS’s administration, all with a view towards ensuring the future viability of the CSS. The CSS National Dialogue will be open to all interested persons and will have several commissions, each focused on solutions to one of the main issues. Each commission’s conclusions and proposals will be raised in a plenary session, and if approved by the plenary, the proposals will be sent to the National Assembly. At the request of the board of directors of the CSS, a fourth commission was established to focus on the financial benefits of the Sickness and Maternity program.

Since its inception in July 2000 through April 30, 2021, SIACAP had received over U.S.$1.7 billion in contributions from its participants. As of April 30, 2021, SIACAP had 508,304 participants and carried a balance of U.S.$814.3 million in contributions from its participants.

On May 24, 2021, the CSS National Dialogue discussed issues including (i) the need to organize the CSS’s infrastructure and technological systems for tracking income, economic benefits and medical history; (ii) the increase in the economic benefits paid out for common illness and pregnancy; and (iii) the actuarial report on the IVM program.

Public Finance

Central Government Budget

The Assembly approved Panama’s 2021 budget on October 28, 2020. The 2021 budget contemplates total expenditures of U.S.$24.2 billion, with budget estimates based on an anticipated nominal GDP of U.S.$67.5 billion (4.0% real growth from 2020) and an anticipated consolidated non-financial public sector deficit of approximately U.S.$4,709.7 million (approximately 7.0% of preliminary nominal GDP) for 2021. The 2021 budget allocates public recurrent and capital expenditures as follows: 44.4% to social services; 16.4% to financial services; 12.7% to general services; 6.4% to infrastructure development; 3.0% to development and promotion of production; 0.9% to environment and technology; and 16.3% to other services.

TABLE NO. 11

Budgeted Expenditures of the Central Government by Function(1)

(in millions of dollars)

Itemization	2017	2018	2019	2020	2021(2)
Legislative	90.6	122.1	123.3	99.7	107.1
Judiciary	160.9	164.2	183.7	166.9	182.2
General Comptroller	88.3	93.2	108.3	146.3	121.6
Presidency	1,504.0	756.6	798.4	595.3	206.2
Government	294.4	288.6	311.3	290.2	527.2
Foreign Affairs	66.7	67.6	66.0	67.1	64.4
Education	2,150.9	2,317.7	2,465.3	2,630.3	2,674.4
Commerce and Industry	139.1	176.6	171.0	109.1	96.8
Public Works	836.2	1,544.9	1,702.3	894.6	641.8
Agriculture	205.0	207.4	249.9	190.0	349.9
Health	2,113.8	2,157.4	2,331.4	2,041.8	2,202.1
Labor	40.7	42.3	45.4	46.0	39.4
Housing	381.2	391.8	369.5	234.1	254.4
Economy and Finance	858.5	774.2	962.7	786.0	895.4
Social Development	291.7	294.4	309.2	311.3	311.5
Security	746.5	738.2	805.0	753.3	830.2
Public Ministry	149.2	167.1	183.4	166.0	202.1
Environment	68.9	69.4	69.6	55.1	59.8
Electoral Tribunal	78.1	143.6	144.0	104.1	89.7
Tax Administrative Court	3.0	3.1	3.2	3.0	3.1
Court of Accounts	3.8	3.8	3.8	3.7	3.8
Prosecutor of Accounts	3.1	3.2	3.3	3.1	4.0
Ombudsman	5.0	5.1	5.8	5.8	6.0
Culture	0	0	0	66.0	45.5
Other expenses	21.1	28.5	37.0	38.1	37.9
Total	$10,300.7	$10,561.0	$11,452.8	$9,806.7	$9,956.8

Note: Totals may differ due to rounding.

(1)	Excluding transfers, subsidies and debt service.
(2)	Original 2021 budget, before modifications.

Source: Ministry of Economy and Finance.

As of March 31, 2021, Panama’s non-financial public sector balance registered a deficit of approximately U.S.$992.1 billion (1.7% of nominal GDP), an increase of 18.9% compared to a deficit of approximately U.S.$834.1 billion as of March 31, 2020 (1.6% of nominal GDP), in part due to a 12.0% increase in current expenditures. In 2020, Panama’s non-financial public sector balance registered a deficit of approximately U.S.$5,350.4 million (10.0% of nominal GDP), an increase of 179.6% compared to a deficit of approximately U.S.$1,913.3 million in 2019 (2.9% of nominal GDP), in part due to a 6.6% increase in current expenditures.

As of March 31, 2021, the Central Government’s overall balance registered a deficit of approximately U.S.$1,212.5 million (2.1% of nominal GDP), an increase of 2.8% compared to a deficit of approximately U.S.$1,179.5 million (2.2% of nominal GDP) as of March 31, 2020, in part due to a 13.3% increase in current expenses. For the three months ended March 31, 2021, the Central Government’s current revenues totaled U.S.$ 1,316 million, an increase of U.S.$372.1 million, or 39.4% over the current revenues of U.S.$943.9 million projected in the 2021 budget. In 2020, the Central Government’s overall balance registered a deficit of approximately U.S.$4.9 billion (9.1% of nominal GDP), an increase of 76.9% compared to a deficit of approximately U.S.$2.8 billion (4.1% of nominal GDP) in 2019, in part due to a 22.1% decrease in current revenues. The Central Government’s overall balance registered a deficit of approximately U.S.$2.1 billion (3.2% of nominal GDP) in 2018, a deficit of approximately U.S.$1.9 billion (3.1% of nominal GDP) in 2017 and a deficit of approximately U.S.$2.2 billion (4.0% of nominal GDP) in 2016.

Preliminary figures indicate that approximately 60.1% of the Central Government’s current revenues in 2020 came from various forms of taxation. Central Government tax revenues in 2020 were U.S.$4.0 billion, a decrease of 27.7% from U.S.$5.5 billion of tax revenues in 2019. Approximately 57.0% of 2020 tax revenues were from direct taxes, compared to 53.8% of tax revenues in 2019. Direct tax revenues in 2020 were U.S.$2.3 billion, a 23.4% decrease from U.S.$3.0 billion in 2019, primarily due to a decline in income and property taxes.

Central Government tax revenues for the three-month period ended March 31, 2021 were U.S.$1.0 billion, a decrease of 7.7% from U.S.$1.1 billion of tax revenues for the three-month period ended March 31, 2020. Approximately 64.2% of tax revenues as of March 31, 2021, were from direct taxes, compared to 50.8% of tax revenues as of March 31, 2020. Direct tax revenues for the three-month period ended March 31, 2021 were U.S.$672.0 million, an 16.8% increase from U.S.$575.5 million for the three-month period ended March 31, 2020, primarily due to an increase in income tax.

Revenues and Expenditures

The Central Government’s total revenues for the three-month period ended March 31, 2021 were U.S.$1,485.0 million, a 3.6% increase compared to U.S.$1,433.0 million for the three-month period ended March 31, 2020. During the three-month period ended March 31, 2021, capital expenditures were U.S.$605.0 million, a 21.0% decrease compared to U.S.$765.9 million for the same period in 2020. During the three-month period ended March 31, 2021, current savings registered a deficit of U.S.$609.6 million, approximately 1.1% of preliminary 2021 GDP and a 45.7% increase compared to a deficit of U.S.$418.5 million during the three-month period ended March 31, 2020.

The Central Government’s total revenues for 2020 were U.S.$6,627.1 million, a 22.0% decrease compared to U.S.$8,496.6 million in 2019. In 2020, capital expenditures were U.S.$3,521.6 million, a 4.6% decrease compared to U.S.$3,692.0 million in 2019. In 2020, current savings registered a deficit of U.S.$1,379.9 million, approximately 2.6% of preliminary 2020 GDP and a 249.9% decrease compared to U.S.$920.4 million in 2019.

TABLE NO. 12

Fiscal Performance – Central Government

	Year Ended December 31, (in millions of dollars)
	2019 (P)	2020 (P)
Total Revenues	8,497	6,627
Adjusted Current Revenue	8,487	6,612
Tax Revenue	5,499	3,975
Non Tax Revenues	2,988	2,637
Capital Income	10	14
Donations	0	1
Total Expenditures	11,258	11,513
Current Expenditures	7,566	7,992
Current Savings	920	(1,380)
Capital Expenditures	3,692	3,522
Deficit	(2,762)	(4,886)
% of GDP	(4.1)%	(9.1)%

Note: Totals may differ due to rounding.

(P)	Preliminary figures.

Source: Ministry of Economy and Finance.

The non-financial public sector, which includes the Central Government, decentralized agencies (including CSS and principal universities) and non-financial public enterprises, had total revenues of U.S.$2,571.2 million during the three-month period ended March 31, 2021, a 4.2% increase compared to U.S.$2,467.1 million during the three-month period ended March 31, 2020, mainly due to an increase in the Central Government’s current revenues. The non-financial public sector current savings registered a deficit of U.S.$316.4 million during the three-month period ended March 31, 2021, a 196.6% increase compared to a deficit of U.S.$106.7 million during the three-month period ended March 31, 2020.

The non-financial public sector had total revenues of U.S.$9,761.0 million during 2020, a 21.2% decrease compared to U.S.$12,382.8 million in 2019, mainly due to a decrease in the Central Government’s current revenues. Current savings for the non-financial public sector registered a deficit of U.S.$1,569.6 million in 2020, a 190.2% decrease compared to a surplus of U.S.$1,739.6 million in 2019.

TABLE NO. 13

Fiscal Performance – Consolidated Non-Financial Public Sector

	Year Ended December 31, (in millions of dollars)
	2019 (P)	2020 (P)
Total Revenues	12,383	9,761
Adjusted Current Revenue	12,329	9,733
Capital Income	11	19
Donations	0	1
Total Expenditures	14,296	15,111
Current Expenditures	10,650	11,348
Current Savings	1,740	(1,570)
Capital Expenditures	3,646	3,764
Deficit	(1,913)	(5,350)
% of GDP	(2.9)%	(10)%

Note: Totals may differ due to rounding.

(P)	Preliminary figures.

Source: Ministry of Economy and Finance.

The following tables set forth the revenues, by purpose, and expenditures, by sector, of the Central Government and the consolidated non-financial public sector for the years 2016 through 2020. Under the terms of the 1994 amendments to the Constitution, the Panama Canal Authority budget is not included in the budget of the Central Government.

TABLE NO. 14

Central Government Operations

(in millions of dollars)

	2016	2017	2018	2019 (P)	2020 (P)
Total Revenues	$7,731.3	$8,679.4	$9,010.3	8,496.6	6,627.1
Current Revenues	7,692.5	8,642.8	8,990.8	8,486.6	6,611.9
Tax Revenues	5,598.8	5,735.6	5,918.2	5,499.0	3,975.1
Direct	2,943.0	3,051.4	3,305.4	2,956.7	2,265.2
Indirect	2,655.8	2,684.2	2,612.8	2,542.3	1,709.9
Non Tax Revenues	2,093.7	2,907.2	3,072.6	2,987.6	2,636.8
Adjustments to Rent	—	—	—
Capital Gains	29.5	32.5	19.5	10.0	14.2
Donations	9.3	4.1	0.0	0.0	1.0
Total Expenditures	$9,934.2	$10,621.6	$11,081.6	11,258.2	11,513.4
Current Expenses	6,188.5	6,802.9	7,265.7	7,566.2	7,991.8
Wages and Salaries	2,505.2	2,851.7	3,120.2	3,210.9	3,510.6
Goods and Services	606.6	636.1	779.5	666.1	618.1
Transfers	1,949.1	2,040.1	2,117.3	2,280.0	2,363.8
Interest	997.3	1,071.2	1,148.3	1,258.4	1,416.1
Others	130.2	203.7	100.4	150.9	83.2
Current Savings	$1,504.1	$1,839.9	$1,725.1	920.4	(1,379.9)
% of GDP	2.7%	3.0%	2.7%	1.4%	(2.6)%
Total Savings	1,542.9	1,876.5	1,744.6	930.4	(1,364.7)
% of GDP	2.7%	3.0%	2.7%	1.4%	(2.5)%
Capital Expenditures	$3,745.8	$3,818.7	$3,815.9	3,692.0	3,521.6
Primary Balance	$(1,205.6)	$(871.0)	$(923.0)	(1,503.3)	(3,470.2)
% of GDP	(2.1)%	(1.4)%	(1.4)%	(2.3)%	(6.5)%
Surplus or Deficit	(2,202.9)	(1,942.2)	(2,071.3)	(2,761.6)	(4,886.3)
% of GDP	(3.8)%	(3.1)%	(3.2)%	(4.1)%	(9.1)%

Note: Totals may differ due to rounding.

(P)	Preliminary figures.

Source: Ministry of Economy and Finance.

TABLE NO. 15

Consolidated Non-Financial Public Sector Operations

(in millions of dollars)(1)

	2016	2017	2018 (P)	2019 (P)	2020 (P)
Revenues:
General Government
Central Government	$7,568.5	$8,518.9	$8,823.3	$8,360.9	$6,492.5
CSS	3,379.9	3,560.2	3,656.4	3,711.9	3,055.5
Consolidated agencies	195.6	236.7	241.8	256.1	184.6
Total	11,144.0	12,315.8	12,721.5	12,328.9	9,732.5
Public Enterprises Operations Surplus (Deficit)	67.7	(3.8)	(39.9)	8.8	(92.9)
Nonconsolidated Agencies Surplus and Others	403.2	102.2	63.2	52.0	138.6
Capital Revenues	51.3	54.8	40.2	10.9	18.8
Donations	16.3	9.3	4.1	0.0	1.0
Total	11,647.3	$12,441.9	$12,755.7	$12,382.8	9,761.0
Expenditures:
General Government
Central Government	4,569.7	4,978.6	5,409.9	5,456.4	5,884.0
CSS	2,973.9	3,252.3	3,451.4	3,629.7	3,726.9
Consolidated agencies	253.3	259.8	281.7	299.2	320.7
Total	7,797.0	$8,490.6	$9,143.1	$9,385.3	9,931.6
Capital Expenditures	3,898.7	4,032.9	4,316.2	3,646.1	3,763.7
Total	11,695.7	$12,523.5	$13,459.3	$13,031.4	13,695.3
Balance(2)	(48.4)	(81.6)	(703.6)	(648.5)	(3,934.3)
Debt Interest Paid	1,004.3	1,078.6	1,154.9	1,264.7	1,416.1
Total Consolidated Non-Financial Public Sector Expenditures	12,700.1	$13,602.1	$14,614.2	$14,296.1	15,111.4
Overall Surplus (Deficit)	(1,052.7)	$(1,160.2)	$(1,858.5)	$(1,913.3)	(5,350.4)
Percentage of GDP (nominal)	(1.8)%	(1.9)%	(2.9)%	(2.9)%	(10)%

Note: Totals may differ due to rounding.

(P)	Preliminary figures.
(1)	Non-Financial Public Sector excludes PCA, BNP and Caja de Ahorros.
(2)	Excluding interest payments

Sources: Office of the Comptroller General, Ministry of Economy and Finance and other public institutions.

International Reserves

As of March 31, 2021, BNP’s foreign assets amounted to U.S.$7.8 billion, a decrease of 1.3% compared to U.S.$8.0 billion as of December 31, 2020. As of December 31, 2020, BNP’s foreign assets amounted to U.S.$8.0 billion, an increase of 166.7% compared to U.S.$3.0 billion as of December 31, 2019.

TABLE NO. 16

International Reserves

	2016	2017	2018	2019	2020
Foreign Exchange(1)	3,480.7	$2,261.3	$1,695.0	$2973.8	7,878.3
Reserve Position in IMF	59.1	77.5	75.7	75.2	78.4
Total(2)	$3,539.8	$2,338.8	$1,770.7	$3,049.1	$7,956.7

Note: Totals may differ due to rounding.

(1)	Foreign assets of BNP in millions of dollars
(2)	In millions of dollars.

Source: IMF and BNP.

Financial System

For the year ended December 31, 2020, the financial service sector represented an estimated 8.7% of GDP in chained volume measure. In 2019, 2018, 2017 and 2016 the financial service sector represented 7.3%, 7.3%, 7.3% and 7.4% of GDP in chained volume measure, respectively.

The Banking Sector

As of March 31, 2021, two state-owned banks, 39 private sector general license banks, 16 international license banks and 10 representative offices constituted the banking sector. Of the 39 private sector general license banks, 13 were incorporated in Panama and the rest were incorporated abroad.

As of December 31, 2020, measured by assets, the largest bank based in Panama was Banco General, S.A., with U.S.$16.9 billion in assets, and the second largest bank based in Panama was BNP with U.S.$16.9 billion in assets. Two of the other largest banks, based on assets, were Banistmo, S.A. and BAC International Bank Inc. The largest international license banks, based on assets, were Bancolombia (Panama), S.A., Banco de Bogotá S.A. and Popular Bank Ltd., Inc.

The following table sets forth information regarding the largest banks in Panama based on their assets at December 31, 2020 in each of three categories:

TABLE NO. 17

Largest Banking Institutions

For year ended December 31, 2020

(assets in millions of dollars)

	Total Assets
Official Banks
Banco Nacional de Panamá(1)	U.S.$	16,912
Caja de Ahorros	U.S.$	4,776
General License Banks(2)
Banco General, S.A.	U.S.$	16,940
Banistmo, S.A.	U.S.$	10,299
BAC International Bank Inc.	U.S.$	9,909
International License Banks
Bancolombia (Panamá), S.A.	U.S.$	5,028
Banco de Bogotá, S.A.	U.S.$	2,354
Popular Bank Ltd., Inc.	U.S.$	1,384

(1)	Also considered a general license bank.
(2)	Other than BNP and Caja de Ahorros.

Source: Superintendency of Banks.

As of December 31, 2020, total assets of the banking sector were $130.4 billion, approximately 4.3% higher than U.S.$125.0 billion as of December 31, 2019. As of December 31, 2020, deposits in the banking sector were approximately U.S.$95.2 billion, approximately 8.1% higher than U.S.$88.1 billion as of the same date in 2019.

The table below sets forth information on the banking sector at December 31 for each of the years 2016 through 2020:

TABLE NO. 18

The Banking Sector (in millions of dollars)

		As of December 31,
	2016	2017	2018	2019	2020
Assets:
Liquid Assets:
Deposits in local banks	$3,192	$3,524	$2,930	$2,928	$3,495
Deposits in foreign banks	18,164	13,723	13,858	16,388	21,614
Other	1,176	1,249	1,053	1,037	1,038
Total Liquid Assets	22,533	18,496	17,840	20,335	26,126
Loans	74,893	75,470	77,201	76,134	72,173
Investments in Securities	19,948	21,579	21,687	23,222	25,101
Other assets	3,666	4,165	4,767	5,299	6,952
Total Assets	121,039	119,709	121,495	124,990	130,352
Liabilities:
Deposits:
Internal:
Official	9,047	8,443	8,090	10,419	13,033
Public	38,459	40,513	41,599	42,399	45,821
Banks	3,229	3,480	2,976	3,028	4,086
Total Internal Deposits	50,735	52,436	52,666	55,846	62,940
External:
Official	198	122	95	141	185
Public	24,678	22,881	22,502	24,648	24,749
Banks	10,380	8,840	8,203	7,422	7,322
Total External Deposits	35,256	31,844	30,800	32,211	32,256
Total Deposits	85,991	84,280	83,466	88,057	95,196
Obligations	18,618	17,719	19,970	17,176	15,773
Other Liabilities	2,935	3,411	3,332	3,861	3,765
Total Liabilities	107,544	105,409	106,769	109,093	114,734
Capital and Reserves	13,495	14,300	14,726	15,896	15,618
Total Liabilities and Capital	$121,039	$119,709	$121,495	$124,990	$130,352

Note: Totals may differ due to rounding.

Source: Superintendency of Banks.

Public Sector Banking Institutions

Banco Nacional de Panamá. BNP is the largest public sector banking institution in Panama in terms of domestic credit, local deposits and savings deposits. BNP’s total assets, as of March 31, 2021, were U.S.$15.9 billion, its bank deposits were U.S.$8.1 billion, and its net loans were U.S.$4.9 billion, of which U.S.$833.0 million were made to the public sector and U.S.$4.2 billion were made to the private sector. Total assets of BNP, as of December 31, 2020, were U.S.$16.9 billion, bank deposits were U.S.$8.2 billion, and net loans were U.S.$4.9 billion, of which U.S.$829.9 million were made to the public sector and U.S.$4.2 billion were made to the private sector.

During the three-month period ended March 31, 2021, BNP’s capital and reserves represented 12.1% of its bank deposits and 6.2% of its total assets. BNP generated gross income of U.S.$85.0 million during the three-month period ended March 31, 2021. As of December 31, 2020, BNP’s capital and reserves represented 11.7% of its bank deposits and 5.7% of its total assets. BNP generated gross income of U.S.$361.1 million in 2020, U.S.$391.0 million in 2019, U.S.$360.7 million in 2018, U.S.$334.0 million in 2017 and U.S.$305.1 million in 2016. BNP’s net income was U.S.$125.3 million in 2020, U.S.$168.6 million in 2019, U.S.$183.9 million in 2018, U.S.$160.4 million in 2017 and U.S.$124.8 million in 2016.

As of March 31, 2021, BNP’s foreign assets were U.S.$7.8 billion, a decrease of 0.9% compared to U.S.$7.9 billion as of December 31, 2020. As of December 31, 2020, BNP’s foreign assets were U.S.$7.9 billion, an increase of approximately 170% compared to U.S.$2.9 billion as of December 31, 2019. This increase was primarily due to Panama’s issuances of notes and bonds during 2020, which proceeds are held and managed by BNP as foreign currency deposits. See “Public Debt–Global Notes and Bonds” for additional details on recent external debt issuances.

The following table sets forth BNP’s balance sheet at December 31 for the years 2016 through 2020:

TABLE NO. 19

Banco Nacional de Panamá

Balance Sheet

(in millions of dollars)

	2016	2017	2018	2019	2020
Assets:
Cash and checks	$265.7	$311.0	$236.2	$219.9	$299.7
Bank deposits	3,643.9	2,490.9	1,783.1	3,049.7	8,218.3
Total	3,909.6	2,801.9	2,019.3	3,269.6	8,518.0
Loans:
Domestic loans:
Public sector	406.1	219.7	464.3	311.9	829.9
Private sector	3,171.1	3,421.1	3,788.1	4,177.0	4,194.3
Less provisions	(48.0)	(60.8)	(80.5)	(89.9)	(134.1)
Total (net)	3,529.2	3,580.0	4,171.9	4,399.0	4,890.1
Investments:	2,749.9	3,096.9	2,637.2	2,941.6	3,141.1
Net Fixed Assets	73.6	74.1	80.1	84.0	80.7
Other Assets	89.5	90.5	102.7	56.8	206.4
Total	10,408.9	9,740.5	9,140.4	10,823.3	16,872.9
Liabilities:
Deposits	9,411.6	8,608.1	8,067.7	9,446.9	13,989.0
Other Liabilities	240.2	265.0	227.7	214.9	220.7
Total	9,651.8	8,873.1	8,330.6	9,661.8	14,209.7
Capital and Reserves	757.1	867.4	809.8	901.5	962.2
Total Liabilities and Capital	$10,408.9	$9,740.5	$9,140.4	$10,823.4	$16,872.9

Note: Totals may differ due to rounding.

Source: BNP.

Caja de Ahorros, the state-owned savings bank, has 60 branches as well as 260 automated teller machines throughout Panama. Caja de Ahorros is primarily a mortgage lender specializing in financing medium-income customers. Due to its liquidity position in recent years, however, Caja de Ahorros has begun to promote personal loans. Total assets of Caja de Ahorros as of December 31, 2020 were U.S.$4.7 billion (a 0.10% decrease from 2019) and total deposits were U.S.$761.9 million (a 28.7% decrease from 2019). Total net loans held by Caja de Ahorros, as of December 31, 2020, were U.S.$3.2 billion (a 6.2% increase from 2019). Caja de Ahorros had net income of U.S.$10.7 million in 2020, compared to net income of U.S.$7.7 million in 2019, mainly due to an increase in net income from interest and commissions.

Other Financial System Components

Stock Exchange. In 1990, a private stock exchange, La Bolsa was created. While it has had considerable growth, with aggregate trades increasing from U.S.$30.6 million in 1991 to U.S.$1.6 billion in April 2021, La Bolsa remains a small portion of the financial services sector. Equity trades represented 5.6% of April 2021 trading volume.

During the four-month period ended April 30, 2021, local secondary market transactions in Panama totaled U.S.$588.9 million.

Interest Rates. In March 2021, the average interest rate paid by Panamanian banks for one-year deposits was 2.65%, while the interest rate for personal credit transactions averaged 8.67%. In general terms, the differential between borrowing and lending interest rates for Panamanian banks was 6.02% in March 2021. In 2020, the average interest rate paid by Panamanian banks for one-year deposits was 2.92%, while the interest rate for personal credit transactions averaged 8.70%. In general terms, the differential between borrowing and lending interest rates for Panamanian banks was 5.78% in 2020.

Insurance. In 1984, Panama adopted legislation intended to foster offshore insurance activity. In July 1996, the National Assembly passed a law establishing a new insurance regulatory structure. As of March 2021, there were 23 registered insurance companies and 3,255 registered insurance brokerages. The 3,234 insurance brokerages consisted of 2,801 individual brokers, 394 brokerage companies and 60 temporary permissions. The total registered assets of insurance companies in Panama, as of September 2020, equaled U.S.$3.4 billion.

Foreign Trade and Balance of Payments

Composition of Foreign Trade

In the three-month period that ended on March 31, 2021, Panama’s exports of goods (FOB), excluding the CFZ, recorded a preliminary total of U.S.$806.3 million, an increase of 54.2% compared to U.S.$522.8 million in the same period of 2020, mainly due to higher exports of copper minerals. In the three-month period that ended on March 31, 2021, Panama’s imports of goods (CIF), excluding the CFZ, recorded a total of U.S.$2,392.0 million, a decrease of 2.4% compared to U.S.$2,451.6 million in the same period of 2020, in part due to lower imports of consumer goods, specifically fuel and lubricants.

In the three-month period that ended on March 31, 2021, copper ores and concentrates exports recorded a preliminary total of U.S.$636.6 million, an 83.1% increase from U.S.$347.7 million in the same period of 2020, primarily due to growth in export volumes from increased demand.

In the three-month period that ended on March 31, 2021, banana and pineapple exports recorded a preliminary total of U.S.$31.7 million, a 5.1% decrease from U.S.$33.4 million in the same period of 2020, primarily due to lower exports of pineapples.

For the three-month period that ended on March 31, 2021, shrimp exports recorded a preliminary total of U.S.$3.6 million, a 18.6% decrease from U.S.$4.4 million in the same period of 2020, primarily due to lower sales in the United States.

For the three-month period that ended on March 31, 2021, exports of frozen yellow fin tuna and fresh and frozen fish filets recorded a preliminary total of U.S.$12.9 million, a 14.5% increase from U.S.$11.2 million in the same period of 2020, due to an increase in the catch of fish in March 2021.

The following tables set forth the composition and geographical distribution of Panama’s imports and exports for the years indicated:

TABLE NO. 20

Composition of Merchandise Exports, F.O.B.(1)

(in millions of dollars)

	2016(R)	2017(R)	2018(R)	2019(R)	2020(P)
Petroleum(2)	—	—	—	—	—
Non-petroleum Merchandise Exports:
Copper Ore and Concentrates	—	—	—	792.6	1,065.6
Bananas	88.8	100.7	105.9	137.6	151.3
Muskmelon	3.6	2.8	1.0	1.5	1.2
Watermelon	15.7	9.2	9.2	12.3	10.3
Sugar	30.7	22.8	28.4	24.9	25.9
Shrimp	66.3	62.5	50.0	33.0	17.3
Coffee	25.1	24.0	19.0	27.0	24.9
Fishmeal(3)	34.8	39.3	46.7	74.6	52.0
Fresh and frozen fish filet	69.0	70.0	59.6	46.3	56.9
Other seafood	2.6	1.4	1.8	1.6	0.6
Gold	—	—	—	—	—
Pineapples	14.2	13.2	13.6	10.7	7.5
Clothing	4.9	5.7	5.0	7.2	3.6
Meat from cattle	15.8	19.1	19.8	32.2	29.8
Standing cattle	—	—	—	—	—
Leather and similar products	9.2	5.6	2.6	1.9	1.6
Other	254.1	283.7	308.3	300.9	277.0
Total	634.8	660.0	672.3	1,504.3	1,725.5
Re-exports other than CFZ	138.9	154.8	146.2	156.5	174.2
Total	$773.7	$814.8	$818.5	$1,660.8	$1,899.7

Note: Totals may differ due to rounding.

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Excluding the CFZ.
(2)	Excluding sales to ships and aircraft.
(3)	Including fish oil.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

TABLE NO. 21(1)

Composition of Merchandise Imports, C.I.F.

(in millions of dollars)

	2016(R)	2017(R)	2018(R)	2019(R)	2020(P)
Consumer Goods	$5,313.1	$5,872.6	$6,365.6	$6,258.1	$3,981.2
Non-durable	1,711.2	1,822.5	1,969.5	2,073.2	1,834.6
Semi-durable	1,513.1	1,587.7	1,575.8	1,563.0	955.9
Domestic utensils	537.3	519.0	508.2	507.4	330.8
Fuels and lubricants	1,551.4	1,943.4	2,310.1	2,114.6	859.9
Intermediate Goods	2,960.5	3,219.7	3,313.9	3,161.3	2,250.9
Agricultural raw materials	216.1	272.4	299.7	315.3	308.0
Industrial raw materials	1,771.6	1,767.4	1,829.0	1,866.2	1,441.0
Construction materials	845.0	1,046.7	1,037.3	843.0	409.9
Other intermediate goods	127.8	133.2	147.9	136.8	92.0
Capital Goods	3,419.7	3,627.5	3,554.7	3,416.2	1,844.7
Agricultural	69.0	65.9	62.1	45.7	39.8
Industrial, construction and electricity	1,135.1	1,304.7	1,229.8	1,143.5	647.6
Transportation equipment and telecommunication	1,265.9	1,003.9	983.1	1,063.8	529.5
Other capital goods	949.7	1,253.0	1,279.7	1,163.2	627.8
Total	$11,693.4	$12,719.8	$13,232.0	$12,835.6	$8,076.8

Note: Totals may differ due to rounding.

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Excluding the CFZ.

Source: Office of the Comptroller General.

The United States has historically been Panama’s most important trading partner. In 2020, trade with the United States represented 6.1% and 25.6% of total goods exported and imported, respectively. In 2019, trade with the United States represented 13.8% and 25.4% of total goods exported and imported, respectively. In 2018, trade with the United States represented 16.9% and 24.8% of total goods exported and imported, respectively. In 2017, trade with the United States represented 18.3% and 24.2% of total goods exported and imported, respectively. In 2016, trade with the United States represented 20.5% and 25.6% of total goods exported and imported, respectively. Historically, Panama’s other significant trading partners have included Costa Rica as an export destination and Japan, Brazil and Venezuela as sources of imports.

In 2020, Panama’s largest trading partners for exports were China, Spain, and The Netherlands, with exports amounting U.S.$370.1 million, U.S.$217.2 million, and U.S.$141.3 million, respectively. In 2019, Panama’s largest trading partners for exports were China, the Netherlands, and Germany, with exports amounting to U.S.$532.6 million, U.S.$143.4 million, and U.S.$110.8 million, respectively.

In 2020, Panama’s largest trading partners for imports were the United States, China and Mexico, with imports amounting to U.S.$2,070.1 million, U.S.$851.0 million and U.S.$406.3 million, respectively. In 2019, Panama’s largest trading partners for imports were the United States, China and Mexico, with imports amounting to U.S.$3,264.0 million, U.S.$1,290.1 million and U.S.$617.0 million, respectively.

In 2020, Panama’s imports from the CFZ totaled U.S.$608.7 million, a decrease of 37.2% compared to U.S.$968.8 million in 2019.

TABLE NO. 22

Direction of Merchandise Trade

(as percentage of total)(1)

	2015(R)	2016(R)	2017(R)	2018(R)	2019(R)
Exports (F.O.B):
Western Hemisphere:
United States and Canada	18.9%	20.7%	18.5%	16.9%	6.6%
Mexico	1.9	1.0	1.0	1.2%	1.1%
Central America and the Caribbean:
Costa Rica	7.7	6.0	5.3	5.4	2.5
Guatemala	1.4	1.7	1.7	2.1	1.2
Colón Free Zone	3.8	3.4	3.5	4.7	3.3
Other	9.2	9.1	8.1	8.4	3.1
Total	22.1	20.3	18.7	20.6	10.1
South America:
Venezuela	0.1	0.1	0.2	0.1	0.1
Colombia	1.2	1.3	1.8	1.2	0.5
Brazil	0.2	0.7	1.0	1.2	0.3
Other	4.7	3.5	2.5	2.9	1.0
Total	6.2	5.6	5.5	5.4	1.9
TOTAL	49.2	47.5	43.6	44.1	19.7
Europe:
Germany	13.2	2.9	1.5	1.2	7.4
Spain	2.5	2.4	3.6	3.0	4.8
Italy	2.6	2.1	1.3	1.9	0.5
Netherlands	4.1	15.3	16.5	17.1	9.5
United Kingdom	1.3	2.1	1.4	1.4	0.7
Other	3.8	5.0	3.4	4.1	3.1
Total	27.6	29.9	27.7	28.7	26.0
Other Countries	23.3	22.6	28.7	27.2	54.2
TOTAL	100.0%	100.0%	100.0%	100.0%	100.0%

Note: Totals may differ due to rounding.

(R)	Revised figures.
(1)	Includes exports and imports between the CFZ and Panama.

Source: Office of the Comptroller General

Foreign Direct Investment

Panama’s foreign direct investment (“FDI”) for the year ended December 31, 2020 was U.S.$588.7 million, a decrease of U.S.$3,731.7 million, or 86.4%. from U.S.$4,320.4 million for the year ended December 31, 2019. Reinvested earnings were the source of (77.6)% of FDI in 2020, which is a direct consequence of the COVID-19 pandemic. In 2020, purchases of shares of domestic companies by non-resident investors accounted for (73.5)% of FDI. Other capital accounted for 251.1% of FDI. Of gross FDI, (U.S.$47.4 million) corresponds to capital invested in the CFZ in 2020, a decrease of U.S.$514.8 million compared to 2019.

TABLE NO. 23

Foreign Direct Investment in Panama by Investor Residence

(in thousands of dollars)

	2015(R)	2016(P)	2017(P)	2018(P)	2019(P)
TOTAL	4,555,989	4,745,422	4,176,645	5,080,552	4,320,376
EUROPE	831,965	462,372	(404,375)	727,077	821,078
European Union	665,121	218,384	(936,951)	725,808	838,007
Germany	14,443	(4,587)	43,315	50,239	175,365
Belgium	(8,476)	4,194	1,116	7,125	(3,379)
Denmark	23,897	10,589	(965)	2,899	135
Spain	99,076	85,203	220,054	(53,552)	(68,621)
France	(80,074)	(36,224)	9,577	(4,625)	20,409
Italy	40,167	59,320	52,910	118,201	70,048
Netherlands	398,343	(151,696)	(25,526)	268,771	432,627
United Kingdom	160,309	262,843	(1,257,183)	246,158	175,799
Sweden	9,969	3,022	3,664	(10,585)	5,789
Other Countries(1): Greece, Hungary, Austria, Poland, Portugal, and Finland	7,467	(14,280)	16,087	101,177	29,835
Other European Countries	166,843	243,988	532,576	1,268	(16,928)
Andorra	3,394	5,120	2,889	1,006	749
Norway	12	(1,353)	44	(642)	(117)
Switzerland	161,149	232,390	547,291	(14,823)	(40,948)
Other countries(1): Liechtenstein, Russia and Turkey	2,289	7,831	(17,648)	15,728	23,387
AFRICA	0	0	0	0	0
South Africa	0	0	0	0	0
AMERICA	3,476,770	3,576,200	4,156,533	3,379,294	3,060,946
North America	2,192,862	1,685,304	3,153,604	2,650,248	954,302
Canada	1,387,067	636,833	2,141,537	1,529,389	1,603,211
United States	711,220	1,058,698	787,903	1,027,941	(565,304)
Mexico	94,575	(10,227)	224,164	92,918	(83,605)
Central America and the Caribbean	385,301	256,315	453,036	380,125	473,789
Aruba	(3,400)	(5,457)	(2,425)	(8,485)	(327)
Bahamas	41,611	28,944	86,238	50,346	45,364
Barbados	(604)	(1,065)	(1,424)	802	757
Costa Rica	78,510	7,433	104,420	150,081	154,822
Cuba	(1,997)	(6,020)	2,009	(5,378)	(668)
El Salvador	15,983	24,025	34,607	35,319	23,020
Guatemala	29,239	44,466	16,146	25,732	(18,593)
Honduras	13,497	(52,669)	1,222	(3,719)	15,856
Jamaica	66,625	15,574	31,352	41,137	150,139
Nicaragua	11,958	29,044	22,613	492	24,372
Puerto Rico	(2,095)	(4,538)	20,402	18,858	6,489
Dominican Republic	32,637	49,914	29,603	32,412	28,167
Other countries(1): Belize, Cayman Islands, Haiti, Leeward Islands (UK), San Martin Island, Virgin Islands (USA), Trinidad and Tobago	103,337	126,664	97,854	32,438	41,529
South America	898,607	1,634,581	549,893	348,922	1,632,855
Argentina	1,071	40,449	(7,851)	(73,527)	90,837
Bolivia	8	(8)	(293)	(17)	3,858
Brazil	153,688	63,744	(50,231)	(170,367)	21,730

	2015(R)	2016(P)	2017(P)	2018(P)	2019(P)
Chile	89	19,769	14,692	(39,043)	7,475
Colombia	659,450	912,741	445,913	582,674	1,082,587
Ecuador	27,793	300,017	28,777	18,135	231,281
Peru	26,442	17,834	24,582	(4,040)	20,485
Venezuela	30,067	280,035	94,304	35,107	174,602
ASIA	523,395	692,598	300,841	572,054	89,245
Middle and Near East	(2,401)	(768)	344	(637)	1,956
Israel	(450)	(1,240)	1,779	667	1,708
Lebanon	(1,951)	472	(1,435)	(1,303)	248
Central Asia, southern and other Persian Gulf countries	83,815	14,411	(4,089)	214,168	55,429
India	(1,366)	2,664	13	(895)	(1,937)
Singapore	77,333	19,778	(3,748)	174,018	59,602
Other countries(1): Philippines, Pakistan, Saudi Arabia and Lebanon	7,848	(8,031)	(354)	41,045	(2,236)
East Asia	441,981	678,955	304,586	358,523	31,860
China, Hong Kong	(1,963)	10,809	(28,320)	(569)	(1,418)
China, People’s Republic of	33,411	124,836	51,562	32,575	45,096
Republic of Korea (South Korea)	313,835	259,066	(48,853)	93,835	99,835
Japan	(4,496)	59,482	(42,638)	36,602	50,278
Republic of China (Taiwan)	101,194	224,762	(372,835)	196,079	(161,931)
OTHER COUNTRIES:(1) Angola, Uruguay, Australia and South Africa	(276,140)	14,252	123,646	402,128	349,107

Note: Totals may differ due to rounding.

(1)	Due to statistical confidentiality, countries with up to two companies making direct investments have been included in this line.
(R)	Revised data.
(P)	Preliminary data.

Source: Office of the Comptroller General.

The following table sets forth foreign direct investment in Panama by category of economic activity for the years 2015 through 2019:

TABLE NO. 24

Foreign Direct Investment in Panama by Category of Economic Activity

(in thousands of dollars)

	2015(R)	2016(R)	2017(P)	2018(P)	2019(P)
TOTAL	4,555,989	4,745,422	4,176,645	5,080,552	4,320,376
Agriculture, cattle, hunting and forestry	5,600	(71,301)	(18,101)	1,674	5,182
Mining and quarrying	1,673,109	801,053	2,061,397	1,610,002	1,626,366
Manufacturing industries	(7,634)	220,819	315,730	118,979	556,755
Electricity, gas and water supplies	109,862	198,393	22,274	(136,479)	119,890
Construction	299,984	208,308	280,171	(48,706)	199,080
Wholesale and retail	973,664	904,430	1,128,987	1,932,436	1,726,603
Transport, storage and mail	208,695	546,741	(484,314)	(226,817)	(474)
Hotels and restaurants	87,448	255,871	45,118	(7,458)	28,682
Information and communication	402,839	242,069	133,403	152,008	253,099
Finance and insurance activities	708,605	1,022,395	379,487	484,719	740,407
Real estate activities	(67,467)	116,847	(40,614)	141,101	10,841
Professional, scientific and technical activities	61,595	60,924	21,989	161,253	32,327
Administrative activities and support services	37,033	32,290	88,267	865,076	(978,993)
Education	19,566	49,339	47,786	(2,791)	60,904
Social and health related services	7,896	4,792	23,925	11,551	7,858
Arts, entertainment and related activities	39,719	27,595	49,807	68,334	(66,232)
Other services activities	(4,522)	124,857	121,333	18,616	(1,921)

Note: Totals may differ due to rounding.

(R)	Revised figures.
(P)	Preliminary figures.

Source: Office of the Comptroller General.

Balance of Payments

In 2020, Panama registered an estimated overall surplus of U.S.$5,643.0 million, compared to an overall surplus of U.S.$1,958.3 million in 2019, mainly due to an increase in the current account balance.

In 2020, the current account balance recorded a surplus of U.S.$1,233.1 million, an increase of 137.0% compared to a current account deficit of U.S.$3,332.5 million for the same period of 2019. This was primarily due to an increase in the balance of goods and services to a surplus of U.S.$1,101.9 million for 2020, compared to a deficit of U.S.$3,301.2 million during 2019.

In 2020, the capital and financial account balance recorded a surplus of U.S.$4,746.3 million, a decrease of 29.1% compared to a capital and financial account surplus of U.S.$6,694.3 million for the same period of 2019.

TABLE NO. 25

Balance of Payments(1)

(in millions of dollars)

	2016(R)	2017(P)	2018(P)	2019(P)	2020(E)
Current Account:
Goods Trade(2)
Exports	11,687.0	12,469.6	13,355.6	13,213.9	10,240.0
Imports	(20,699.4)	(22,291.2)	(23,968.8)	(22,261.3)	(14,347.1)
Balance	(9,012.4)	(9,821.5)	(10,613.2)	(9,047.4)	(4,107.1)
Services	8,056.9	9,296.8	9,540.9	9,550.7	6,396.4
Rent(3)	(3,559.3)	(3,043.0)	(4,212.5)	(3,804.4)	(1,187.5)
Unilateral Transfers(4)	(119.2)	(124.4)	(70.2)	(31.3)	131.2
Balance	(4,634.0)	(3,692.1)	(5,355.1)	(3,332.5)	1,233.1
Capital and Financial Account:
Capital Account	24.0	25.2	22.7	22.1	11.1
Financial Account	8,130.1	4,505.4	5,903.8	6,672.2	4,735.2
Direct Investment	4,652.2	4,314.5	5,134.1	3,686.0	627.3
Portfolio Investment	856.3	348.4	528.9	3,786.1	2,518.9
Other Capital	2,621.6	(157.4)	240.8	(799.9)	1,589.0
Assets	642.5	3,590.8	(987.1)	(229.7)	1,402.7
Liabilities	1,979.1	(3,748.3)	1,228.0	(570.2)	186.2
Balance	8,154.1	4,530.6	5,926.5	3,361.8	5,979.3
Errors and Omissions (net)	(2,192.8)	(2,131.2)	(1,026.6)	(1,403.5)	(336.3)
Overall Surplus (Deficit)	1,327.3	(1,292.6)	(455.2)	1,958.3	5,643.0
Financing	(1,327.3)	1,292.6	455.2	(1,958.3)	(5,643.0)
Total Reserves	(608.9)	971.1	632.3	(1,227.1)	(5,550.3)
Use of IMF credit and IMF loans	—	—	—	—	—
Exceptional Financing	(718.4)	321.5	(177.1)	(731.2)	(92.7)

Note: Totals may differ due to rounding.

(P)	Preliminary figures.
(R)	Revised figures.
(E)	Estimated figures.
(1)	Figures for years 2016 to 2020 have been calculated pursuant to the Sixth Edition of the IMF Balance of Payments and International Investment Position Manual.
(2)	Includes CFZ figures.
(3)	Includes wages and investment profits.
(4)	Unilateral transfers consist of transactions without a quid pro quo, many of which are gifts and remittances.

Source: Instituto Nacional de Estadísticas y Censo de Panamá

Public Debt

As of April 30, 2021, total public debt was U.S.$38,394.0 million, an increase from U.S.$32,310.5 million as of April 30, 2020. As of April 30, 2021, internal public debt accounted for 17.3% of total debt (a decrease from 21.1% as of April 30, 2020), while external public debt accounted for 82.7% of total debt (an increase from 78.9% as of April 30, 2020). The average maturity of the debt portfolio as of April 30, 2021 was 15.0 years, with an average duration of 9.8 years. The average maturity of the debt portfolio as of April 30, 2020 was 14.4 years, with an average duration of 9.2 years. As of April 30, 2021, local secondary market transactions in treasury securities reached U.S.$228.6 million, an increase from U.S.$136.6 million as of April 30, 2020.

As of December 31, 2020, total public debt was U.S.$36,959.9 million, an increase from U.S.$31,018.5 million as of December 31, 2019. As of December 31, 2020, Panama’s gross debt to GDP ratio was 69.8%. Internal public debt accounted for 19.3% of total debt (a decrease from 21.9% as of December 31, 2019), while external public debt accounted for 80.7% of total debt (an increase from 78.1% as of December 31, 2019). The average maturity of the debt portfolio as of December 31, 2020 was 14.3 years, with an average duration of 9.4 years. The average maturity of the debt portfolio as of December 31, 2019 was 12.2 years, with an average duration of 8.2 years. As of December 31, 2020, local secondary market transactions in treasury securities reached U.S.$1,224.6 million, an increase from U.S.$538.4 million as of December 31, 2019.

Internal Debt

As of December 31, 2020, public sector internal debt outstanding totaled approximately U.S.$7,142.6 million, an increase of 5.1% compared to U.S.$6,795.3 million as of December 31, 2019, primarily due to the issuance of U.S.$325,000,000 of Panama’s 3.750% Euroclearable Treasury Notes due 2026. As of December 31, 2020, Panama’s public sector internal debt as a percentage of GDP was 13.5% (based on estimated nominal GDP of U.S.$52.9 billion for 2020), compared to 10.2% as of December 31, 2019 (based on estimated nominal GDP of U.S.$66.8 billion for 2019). As of December 31, 2020, Panama’s public sector internal debt represented approximately 19.3% of total public sector debt, compared to 21.9% as of December 31, 2019.

As of December 31, 2020, public sector entities, official banking institutions and BNP in particular held U.S.$302.9 million or 4.2% of Panama’s internal debt. The remaining U.S.$6,839.7 million or 95.8% of Panama’s internal debt was outstanding in the market and held by private creditors.

During the year ended December 31, 2020, Panama conducted eight auctions of Treasury Bills and issued U.S.$268.5 million of such securities, all of which were outstanding at December 31, 2020. In addition, in 2020, Panama issued U.S.$325,000,000 of its 3.750% Euroclearable Treasury Notes due 2026.

The following table sets forth Panama’s outstanding public sector internal debt at year-end for the years 2016 through 2020:

TABLE NO. 26

Public Sector Internal Debt

(in millions of U.S. dollars)

	December 31,
	2016	2017	2018	2019	2020
Private Sector Sources:
Treasury bills (maturity up to 12 months)	$252.0	$288.0	$323.0	$331.5	$331.5
Treasury notes (maturity from 3 years to 7 years)	$1,942.5	$2,061.0	$1,776.4	$2,878.6	$2,950.8
Domestic bonds (maturity greater than 7 years)	$2,162.5	$2,514.5	$2,608.5	$3,281.4	$3,156.4
Long-term private financing	3.1	0.9	0.9	0.9	400.9
Suppliers	8.0	6.0	4.0	0.0	0.0
Total	$4,368.1	$4,870.4	$4,712.9	$6,492.4	$6,839.6
Public Sector Sources:
Official banking institutions	$331.6	$113.1	$399.2	$302.9	$302.9
Total	$331.6	$113.1	$399.2	$302.9	$302.9
Total Public Sector Internal Debt	$4,699.7	$4,983.5	$5,112.1	$6,795.3	$7,142.5

Source: Ministry of Economy and Finance.

External Debt

As of December 31, 2020, total public sector external debt (i.e., external debt of the Central Government) was U.S.$29,817.4 million, an increase of U.S.$5,594.2 million from December 31, 2019, due primarily to the issuance of U.S.$2.5 billion of its 4.500% Global Bonds due 2056; U.S.$1.25 billion of its 2.252% Global Bonds due 2032; U.S.$1.0 billion of its 3.870% Global Bonds due 2060; and disbursements of loans from multilateral agencies in the amount of U.S.$2,483.5 million. Panama’s public sector external debt as a percentage of GDP was 56.3% as of December 31, 2020 (based on an estimated GDP of U.S.$52.9 billion for 2020), which represents an increase of 20.1% compared to a ratio of public sector external debt to GDP of 36.3% as of December 31, 2019 (based on an estimated nominal GDP of U.S.$66.8 billion for 2019). As of December 31, 2020, U.S.$22,616.6 million of total public sector external debt had a fixed interest rate, while U.S.$7,200.7 million had a floating interest rate.

As of December 31, 2020, approximately 72.1% of total public sector external debt was owed to commercial lenders and bondholders, with 27.4% owed to multilateral institutions and 0.5% owed to bilateral lenders.

The following tables set forth the composition of public sector external debt outstanding at year-end for the years 2016 through 2020 and the scheduled amortizations for public sector external debt for each of the years indicated:

TABLE NO. 27

Public Sector External Debt(1)

(in millions of U.S. dollars)

	December 31,
	2016	2017	2018	2019	2020
Commercial banks	$744.1	$613.2	$518.0	$451.9	$351.3
Bonds	11,387.4	12,478.2	14,237.9	17,542.0	21,126.9
Multilateral agencies	4,564.3	5,103.7	5,635.7	6,059.9	8,178.6
Bilateral entities	206.2	194.9	183.2	169.4	160.6
Total	$16,901.9	$18,390.0	$20,574.8	$24,223.2	$29,817.4

(1)

Debt stated at its outstanding principal amount and not at trading value in the secondary market. All external debt of the Republic is funded debt. Currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate as of December 31, 2020.

Source: Ministry of Economy and Finance.

TABLE NO. 28

Public Sector External Debt Amortization

(in millions of U.S. dollars)(1)(2)

	2021	2022	2023	2024	2025-2060
Multilaterals
World Bank	87.9	85.9	105.7	117.9	1,058.5
IADB	182.6	199.0	256.9	296.9	2,942.0
CAF	99.3	119.2	132.3	143.6	1,312.1
EIB	1.6	1.9	3.1	2.8	44.4
OFID	4.7	4.7	4.7	4.7	23.7
CABEI	0.3	1.0	6.7	7.6	384.2
IMF	0.0	0.0	135.7	271.3	135.7
Total	$376.4	$411.7	$645.1	$844.8	$5,900.6
Bilateral	6.3	12.2	12.2	12.2	117.7
Bonds	402.6	0.0	138.9	1,250.0	19,335.4
Commercial Debt	92.6	92.6	75.7	35.5	54.9
Total	$501.5	$104.8	$226.8	$1,297.7	$19,508.0

(1)	Projections based on outstanding balance as of December 31, 2020.
(2)	Figures include external debt guaranteed by the Republic.

Source: Ministry of Economy and Finance.

International Financial Institutions.

Panama is a member of the IMF. Under Article IV of the IMF’s Articles of Agreement, the IMF holds bilateral discussions with its member countries, usually every year, to assess their economic health. On April 30, 2021, the IMF concluded its Virtual Article IV Mission for 2021, addressing issues of development and economic policies of the Republic of Panama. The Article IV Report for 2021 was published on the IMF website on May 17, 2021, and states, among other things, that stringent containment measures and mobility restrictions during the COVID-19 pandemic contributed to Panama’s GDP contraction in 2020. The Article IV Report also discusses how Panama’s macroeconomic policies, coupled with a rebound in the global economy, are helping local economic recovery but cautions against risks such as new COVID-19 strains.

As of April 30, 2021, Panama’s total subscriptions in the IMF (which correspond to its IMF quota) were SDR 376.8 million. As of April 30, 2021, Panama’s total subscriptions in the World Bank were U.S.$89.1 million. As of April 30, 2021, Panama’s total subscriptions in MIGA were SDR 2.3 million. As of April 30, 2021, Panama’s total subscriptions in the IFC were U.S.$7.7 million. As of December 31, 2020, Panama’s subscription to the IADB was U.S.$793.1 million.

As of December 31, 2019, Panama’s total subscriptions to Series A and Series B ordinary shares in the CAF were U.S.$527.3 million. On August 5, 2020, the Republic of Panama paid the sum of U.S.$34.6 million to the CAF for 2,434 shares. On August 5, 2020, Panama paid the second Contribution Fee to the IDB’s Multilateral Investment Fund III (MIF III) in the amount of U.S.$2.7 million.

On January 6, 2021, the Republic of Panama made payment to the IIC in the amount of U.S.$1.2 million for 74 shares. As April 30, 2021, Panama’s total subscriptions in the Inter-American Investment Corporation (IIC) were U.S.$15.3 million.

On April 6, 2021, Cabinet Decree No. 6 of 2021 authorized Panama to subscribe to “B” Series shares in CABEI and to increase its shareholding by U.S.$102.4 million, of which 25% was designated as a cash payment and 75% was designated as callable capital. On May 11, 2021, Panama paid the first installment of the CABEI subscription, in the amount of U.S.$3.2 million.

Global Notes and Bonds.

On September 29, 2020, Panama issued U.S.$1,000,000,000 aggregate principal amount of its 3.870% Global Bonds due 2060, U.S.$1,250,000,000 aggregate principal amount of its 2.252% Global Bonds due 2032 and U.S.$325,000,000 aggregate principal amount of its 3.750% Euroclearable Treasury Notes due 2026.

On January 27, 2021, Panama issued U.S.$1,200,000,000 aggregate principal amount of its 3.870% Global Bonds due 2060 and U.S.$1,250,000,000 aggregate principal amount of its 2.252% Global Bonds due 2032.